UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR lSd-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso
Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated January 14, 2025 titled “Geopark Provides Update On Proposed Acquisition Of Repsol Exploration And Production Assets In Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK PROVIDES UPDATE ON PROPOSED ACQUISITION OF REPSOL EXPLORATION AND PRODUCTION ASSETS IN COLOMBIA

Bogota, Colombia – January 14, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announced today that Repsol’s partner in SierraCol Energy Arauca LLC has exercised its preemptive rights under the terms of the LLC Agreement to acquire 25% of Repsol’s interest in SierraCol Energy Arauca LLC (“Llanos Norte”) in Arauca Department, Colombia.

As a result of the exercise of these preemptive rights, GeoPark and Repsol have mutually agreed not to proceed with the transaction previously announced on November 29, 2024, which included Repsol’s 45% working interest in the CPO-9 block and its 25% interest in SierraCol Energy Arauca LLC.

GeoPark remains committed to pursuing disciplined growth opportunities, leveraging its proven track record and extensive operational expertise to generate long-term value for all stakeholders.

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including,pursuing disciplined growth opportunities and generating long-term value for all stakeholders . Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

INVESTORS:
Maria Catalina Escobar
Shareholder Value and Capital Markets Director
mescobar@geo-park.com

Miguel Bello
Investor Relations Officer
mbello@geo-park.com

Maria Alejandra Velez
Investor Relations Leader
mvelez@geo-park.com

MEDIA:
Communications Department
communications@geo-park.com

Source: GeoPark Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: January 15, 2025